Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BELLA RIO CONSULTING, INC
400 Riverside Rd
Belvidere, IL 61008
https://www.rocknvodkas.com/

Up to $1,069,998.00 in Preferred Series B at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BELLA RIO CONSULTING, INC
Address: 400 Riverside Rd, Belvidere, IL 61008
State of Incorporation: IL
Date Incorporated: June 29, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Preferred Series B
Offering Maximum: $1,069,998.00 | 356,666 shares of Preferred Series B
Type of Security Offered: Preferred Series B
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $300.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based Perks:

$500+ | Tier 1

Invest $500+ and receive a ROCK'N Vodka shirt + 5% discount on all ROCK'N store merch for 2022

$1,000+ | Tier 2

Invest $1,000+ and receive ROCK'N Vodka shirt + 8% discount on all ROCK'N store merch for 2022 + Rick Nielsen signed ROCK'N Vodka bottle

$2,000+ | Tier 3

Invest $2,000+ and receive ROCK'N Vodka shirt + 10% discount on all ROCK'N store merch for 2022 + Rick Nielsen signed ROCK'N Vodka bottle + Rick Nielsen signed Five-Neck Guitar tin tacker

$3,000+ | Tier 4

Invest $3,000+ and receive ROCK'N Vodka shirt + 12% discount on all ROCK'N store merch for 2022 + Rick Nielsen signed ROCK'N Vodka bottle + Rick Nielsen signed Five-Neck Guitar tin tacker + Rick Nielsen Signed ROCK'N Vodka tin tacker

$5,000+ | Tier 5

Invest $5,000+ and receive ROCK'N Vodka shirt + 15% discount on all ROCK'N store merch for 2022 + Rick Nielsen signed ROCK'N Vodka bottle + Rick Nielsen signed Five-Neck Guitar tin tacker + Rick Nielsen Signed ROCK'N Vodka tin tacker + a personalized Rick Nielsen video

$15,000+ | Tier 6

Invest $15,000+ and receive ROCK'N Vodka shirt + 18% discount on all ROCK'N store merch for 2022 + Rick Nielsen signed ROCK'N Vodka bottle + Rick Nielsen signed Five-Neck Guitar tin tacker + Rick Nielsen Signed ROCK'N Vodka tin tacker + a personalized Rick Nielsen video + virtual meeting with owners including Rick Nielsen

$25,000+ | Tier 7

Invest $25,000+ and receive 5% Bonus Shares + ROCK'N Vodka shirt + 20% discount on all ROCK'N store merch for 2022 + Rick Nielsen signed ROCK'N Vodka bottle + Rick Nielsen signed Five-Neck Guitar tin tacker + Rick Nielsen Signed ROCK'N Vodka tin tacker + a personalized Rick Nielsen video + virtual meeting with owners including Rick Nielsen

$50,000+ | Tier 8

Invest $50,000+ and receive 10% Bonus Shares + ROCK'N Vodka shirt + 20% discount on all ROCK'N store merch for 2022 + Rick Nielsen signed ROCK'N Vodka bottle + Rick Nielsen signed Five-Neck Guitar tin tacker + Rick Nielsen Signed ROCK'N Vodka tin tacker + a personalized Rick Nielsen video + virtual meeting with owners including Rick Nielsen + a Specialized Invite to Hard Rock Hollywood, a ROCK'N Vodka VIP Launch Party, Including Two Entry Passes (Invitee + 1 Guest), One Hotel Room for Two Nights, Provided Food and Beverages at Launch Party. Date TBD (Flights Not Included)

Disclaimer: The ROCK'N VIP Party is subject to change dependent on the climate of national restrictions. An equal value event will be available to those who qualify as a contingent option

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Bella Rio Consulting, Inc. dba ROCK'N Vodka will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 per share, you will receive 110 Special Series B, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Bella Rio Consulting, Inc., dba ROCK'N Vodka (or the "Company") is an Illinois domestic corporation that was incorporated on June 29, 2015, originally as an S-Corporation before converting to a C-Corporation. The Company owns ROCK'N Vodka, which is both the brand name and the main product. The product is a sugarcane vodka that is imported and distilled to Rush Creek Distilling in Harvard, Illinois. The vodka is then filtered, bottled, packaged, and stored at Rush Creek.

ROCK'N Vodka partners with distributors in various markets, including Illinois, Texas, Washington, California, Georgia, Florida, British Columbia, and Alberta. The product is sold and shipped to these distributors. The Company then works with the distributor to sell the product to retailers, bars, and restaurants in the respective market. Every independent and chain retailer, bar, and restaurant within those markets is the brand's target base.

The Company also markets the product so that it can be sold to end consumers once in the retailers, bars, and restaurants. The end consumers targeted are any legally-aged alcohol drinkers and people who are interested in the brand. The Company also sells merchandise including shirts and tin tackers through its website store.

Competitors and Industry

The Industry

The vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1).

ROCK'N Vodka is in the alcoholic beverage industry, specifically within the vodka industry. The product, ROCK'N Vodka, is sold to distributor partners who then sell the product to retailers, restaurants, bars, and other accounts. The brand, ROCK'N Vodka, continues marketing the product in every market that it is available. ROCK'N Vodka is also celebrity co-owned by American musician and singer-songwriter, Rick Nielsen, who is best known as the lead guitarist, main songwriter, and leader of the legendary Cheap Trick.

Competitors include other vodkas brands. These include Reigncane, Tito's, Absolut, Ketel One, Smirnoff, Grey Goose, etc. Tito's and Grey Goose are the dominant industry competitors within the vodka portfolio but may be considered indirect competitors of ROCK'N as they are distilled from corn, wheat, or potato rather than sugarcane. Reigncane and other vodkas distilled from sugarcane are the most direct competitors of ROCK'N.

Competitors

ROCK'N Vodka has several major competitors in the vodka market. Some of the top competitors in our industry include: Tito's, Smirnoff, New Amsterdam, and Svedka. Tito's is the industry leader and the Company's primary competition in the vodka industry with 10.35 million 9 liter cases sold in 2020. Smirnoff also owns a significant market share and sold 9.03 million 9 liter cases in the United States in 2020. (2), (3).

New Amsterdam and Svedka are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in the vodka industry because it is made from sugarcane only, whereas Tito's, Grey Goose, New Amsterdam, and Svedka are made from either corn or wheat, as most vodkas are. ROCK'N Vodka is not comparable to these competitors as the competitors are several years older than ROCK'N Vodka and are distilled from different ingredients.

Tito's, Grey Goose, and other vodka brands are not similar in size or development as they were established several years prior to ROCK'N and thus have several more years of sales and marketing under the brand. Reigncane is the most similar to ROCK'N as it is also newer to the sugarcane vodka market.

Sources:(1)https://www.statista.com/forecasts/1139092/global-spirits-market-value (2)https://www.statista.com/statistics/462751/titos-handmade-vodka-us-sales-volume/
(3)https://www.statista.com/statistics/462650/smirnoff-vodka-us-sales-volume/

Current Stage and Roadmap

Current Stage

Distribution for ROCK'N Vodka is already available in Washington, California, Illinois, Texas, Georgia, Florida, British Columbia, and Alberta. Alcoholic sales registration for Iowa in the United States has begun as relevant documents have been submitted to the state and are awaiting approval. This state is anticipated to be launched by mid-summer, around July 2022. We intend to get distribution and registration for Indiana, Ohio, and New Jersey after launching Iowa, which will be around the fall of 2022. Registration has not begun, but the planned launch date is still accurate based on average registration times.

ROCK'N Vodka is available in a 750mL bottle. Advertisements for the product and the brand are shown in every market the product is distributed in.

Roadmap

Plans exist for reintroducing 1L bottles to the portfolio, which may be specific to extremely large purchase orders. There are also plans to create miniature, 50 mL, bottles for cheap and accessible sampling for end-consumers in the future. Both of these bottle sizes are intended to be introduced in the first quarter of 2023, or earlier. There are no plans to create new or alternate products.

Infrastructure is in development by hiring a sales force in all current markets. A sales team has recently been hired for California, Florida, and Georgia, with plans to hire in the other markets. A sales representative is anticipated to be hired for the other markets by the last quarter of 2022. The new sales team will help develop the business by expanding sales to new accounts. More accounts carrying ROCK'N Vodka will lead to greater brand awareness and sales revenue for the brand. A sales team providing support to accounts will lead to more sales and more positive brand recognition.

Distribution expansion to the states of Iowa, Indiana, Ohio, and New Jersey is being planned. Inquiries have been received from both consumers and retailers in these states. Large marketing plans through social media advertisements and sales developments through a sales force are planned for every current and future market.

The Team

Officers and Directors

Name: Andrew Roiniotis

Andrew Roiniotis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: June 29, 2015 - Present
  Responsibilities: Make day-to-day decisions for the company and interact with partners on behalf of the company. Andy works 40+ hours per week. Andy does not currently receive a salary or any wages but plans to take an annual salary of $150,000 once the position becomes full-time.

- **Position:** Director
  Dates of Service: June 29, 2015 - Present
  Responsibilities: Make decisions on behalf of the company.

Other business experience in the past three years:

- **Employer:** Downtown Rockford Restaurant LLC
  Title: Owner
  Dates of Service: June 01, 2012 - January 14, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** West Lane Restaurant LLC
  Title: Owner
  Dates of Service: October 01, 2013 - January 14, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** Northtown Restaurant LLC
  Title: Owner
  Dates of Service: September 19, 2017 - January 14, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** TR Restaurant Group Inc
  Title: Director
  Dates of Service: October 12, 2012 - Present

Responsibilities: Run day-to-day operations of the restaurant.

Name: Isabelle Roiniotis

Isabelle Roiniotis's current primary role is with Holy Family Catholic Church. Isabelle Roiniotis currently services Up to 25 hours. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: June 29, 2015 - Present
  Responsibilities: Assist in any responsibilities needed. Isabelle does not currently receive a salary or any wages. Isabelle plans on working 30+ hours per week once the position becomes full-time, with an annual salary of $40,000. Isabelle currently works 10 hours per week for the role.

- **Position:** Director
  Dates of Service: June 29, 2015 - Present
  Responsibilities: Vote on decisions for the company.

Other business experience in the past three years:

- **Employer:** Holy Family Catholic Church
  Title: Assistant Director of Evangelization
  Dates of Service: January 07, 2022 - Present
  Responsibilities: Integrate the private school families with the church by planning events throughout the year. Isabelle currently works up to 25 hours per week for this role.

Name: Dionisios Trakas

Dionisios Trakas's current primary role is with TR Restaurant Group Inc. Dionisios Trakas currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: December 17, 2019 - Present
  Responsibilities: Assist in any responsibilities needed. Denny does not currently receive a salary or any wages. He plans on working 40+ hours per week and receive an annual salary of $150,000 once the position becomes full-time.

- **Position:** Director
  Dates of Service: December 17, 2019 - Present
  Responsibilities: Vote on decisions for the company

Other business experience in the past three years:

- **Employer:** Downtown Rockford Restaurant LLC
  Title: Owner
  Dates of Service: June 01, 2012 - January 14, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** West Lane Restaurant LLC
  Title: Owner
  Dates of Service: October 01, 2013 - January 14, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** Northtown Restaurant LLC
  Title: Owner
  Dates of Service: September 19, 2017 - January 14, 2021
  Responsibilities: Oversee business operations.

Other business experience in the past three years:

- **Employer:** TR Restaurant Group Inc
  Title: Director
  Dates of Service: July 14, 2005 - Present
  Responsibilities: Run day-to-day business operations. Denny works 40+ hours per week for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Series B shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Preferred Series B purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Preferred Series B shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Governing Law

Bella Rio Consulting, Inc. dba ROCK'N Vodka operates in a complex industry, which is subject to various governing bodies, including state, federal, and international laws. Bella Rio Consulting, Inc. must operate within these governing bodies' rules and regulations. Any changes to the rules and regulations may affect the operations of the business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Roiniotis	3,000,000	Common	25.0%
Isabelle Roiniotis	3,000,000	Common	25.0%
Dionisios Trakas	6,000,000	Common	50.0%

The Company's Securities

The Company has authorized Common, Preferred Series A, and Preferred Series B. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,666 of Preferred Series B.

Common

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

Voting Rights

Common Bella Rio shareholders will have full and exclusive voting rights under the Illinois Business Corporations Act of 1983, as amended from time to time, the Bella Rio By-Laws, as amended from time to time, and Illinois law. The Common shares will have no par value.

Material Rights

The transfer and sale of all Common shares remain subject to, restricted by and limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series A.

Material Rights

Preferred Series A Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series A shares will have no par value.

The transfer and sale of all Preferred Series A shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A shares cannot be sold, transferred, gifted or assigned for a period of twelve months from the date of issuance unless otherwise authorized by unanimous vote of the Bella Rio Board of Directors. The foregoing language is not intended to alter or change the heirship or beneficiary terms of the Karen R. Nielsen Trust dated February 14, 2012.

All heirs, successors and assigns of Preferred Series A shareholders are subject to the terms and conditions set forth above.

Preferred Series B

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series B.

Material Rights

Preferred Series B Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series B shares will have no par value.

The transfer and sale of all Preferred Series B shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series B shares of Bella Rio may be purchased, sold and transferred without restriction or limitation except with regard to terms and conditions set forth by StartEngine for Bella Rio Preferred Series B shares sold pursuant to any written agreement between Bella Rio and StartEngine.

What it means to be a minority holder

As a minority holder of Preferred Series B of the company, you will have no rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 30, 2020.

Revenue for fiscal year 2021 was $179,928. Revenue for fiscal year 2020 was $113,502. 2020 was the first full year that Bella Rio Consulting operated as ROCK'N Vodka with sales. 2020 was also when the COVID-19 pandemic began and was at its peak in terms of affecting business. The revenue generated in 2020 was through distribution to northern Illinois only. The increase in revenue in 2021 was the result of 6 full states and two Canadian provinces being opened up to distribution. The company continued its growth and reach development from year to year.

Costs of goods sold in 2021 was $125,204. Costs of goods sold in 2020 was $13,712. Both years are associated with distillery expenses. Amount of liquid, bottles, packaging, neckers, and other product items purchased and stored increased as demand increased. The par level of product increased to keep up with demand.

Gross profit was $54,724 in 2021. Gross profit was $99,790 in 2020. Profit decreased due to the substantial growth in available markets, which held various costs to open up and market the product.

Operating expenses consisted mostly of advertising and promotions, merchandise, and outside services and expenses. Operating expenses grew because one full-time employee was hired and various outside services were utilized to assist in growth. Advertising and promotions had the largest, non-costs-of-goods-sold expense because funds were used to market the product in every available market from year to year.

Historical results and cash flows:

Advertising, promotions, and outside services were the most cash flow intensive expenses in the past two years. These expenses will remain as major expenses for the company as they lead to the most of amount of brand recognition. The outside service expenses, which were previously used to hire consultants and managers, are now being used primarily for tastings, which lead to sales and positive brand recognition.

The cash was generated through personal funding by the founders and through sales of the product. It will continue to be funded through sales, but will also be funded through capital gains by selling equity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$86,746.47 cash on hand remains in company accounts. A reserve $100,000 line of credit with $0 in balance is available through US Bank. There are cash receivables in excess of $30,000 within thirty days of April 12.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

There are more than $186,000 funds available through cash-on-hand and an available line of credit with $0 in balance. The additional funds from the crowdfunding campaign would be critical to increasing the budget for marketing, employees, merchandise, supplies, incentives, tastings, and more in a faster rate than previously anticipated and enter new markets ahead of schedule. The ability to purchase supplies and other items in a greater bulk would reduce costs of goods, which would lead to greater savings and profits.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign, in a maximum raise of $1.07 million, will lead to over 80% of the total available capital. There is more than $186,000 of capital currently available through cash on hand and an available line of credit, so the funds from this campaign are not necessary to the viability of the company. The funds will continue to be an integral aspect of the growth of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can continue to operate as normal for at least seven years, considering the available capital of $186,000 through cash on hand and an available line of credit, as well as the cash receivables, experienced growth rate, and average sales. The anticipated expenses would be cost of goods sold, payroll for employees, advertising and promotions, depreciation expenses, dues & subcriptions, merchandise, office supplies, outside services, professional fees, royalties, interest expenses, and meals and travel.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal of $1.07 million is achieved, the company will operate at increased levels of operations with the sales and growth rate estimated to substantialy increase. The operations can last for several years as the company can become self-sustainable. The anticipated expenses would be cost of goods sold, payroll for employees, advertising and promotions, depreciation expenses, dues & subcriptions, merchandise, office supplies, outside services, professional fees, royalties, interest expenses, and meals and travel. Anticipated expenses would increase as business operations increase. These expenses increase so that growth may increase.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The excess of $86,000 available cash-on-hand in company accounts and $100,000 in an available line of credit are available to the company. There is a contemplated future raise.

Indebtedness

- **Creditor:** The founders (Andy Roiniotis, Isabelle Roiniotis, and Denny Trakas)
  Amount Owed: $101,169.00
  Interest Rate: 0.15%
  The debt is an open-ended note from Andrew Roiniotis, Isabelle Roiniotis, and Dionisios Trakas, with an interest rate for the debt as the Applicable Federal Rate, which was 0.15% in 2021. There is no set maturity date for these loans and will be paid back as needed or when possible. This amount is accurate as of April 19, 2022.

Related Party Transactions

- **Name of Entity:** Andrew Roiniotis
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Andrew has funded the company through personal capital.
  Material Terms: The current transaction is for an amount $36,230 as of April 20, 2022. The interest rate is the applicable federal rate (0.15% in 2021) and matures on December 31. The transaction is an open-ended note.

- **Name of Entity:** Isabelle Roiniotis
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Isabelle has funded the company through personal capital.
  Material Terms: The current transaction is for an amount $36,230 as of April 20, 2022. The interest rate is the applicable federal rate (0.15% in 2021) and matures on December 31. The transaction is an open-ended note.

- **Name of Entity:** Dionisios Trakas

Relationship to Company: Director

Nature / amount of interest in the transaction: Dionisios has funded the company through personal capital.

Material Terms: The current transaction is for an amount $28,709 as of April 20, 2022. The interest rate is the applicable federal rate (0.15% in 2021) and matures on December 31. The transaction is an open-ended note.

Valuation

Pre-Money Valuation: $19,980,000.00

Valuation Details:

ROCK'N Vodka is an internationally sold vodka beverage that continues to develop distinctive partnerships and marketing. The Company determined its pre-money valuation based on an analysis of multiple factors including but not limited to: sales, labor, workforce, partnerships, intellectual property, and other assets. These factors are summarized below and highlighted by the Company's management and technology, brand recognition, current tangible and intangible assets, and market trends.

1) Skilled Management & Technology Advantages

The founders of ROCK'N Vodka have decades of combined entrepreneurial experience in branding and marketing and in the hospitality industry, including selling spirits. The founders were known as "trendsetters" in the service industry as many new spirit brands often came to them for key product placements. This gave ROCK'N Vodka's founders the knowledge and understanding of the marketing needed to support a spirit brand. Rick Nielsen of Cheap Trick, a brand owner, is a Rock & Roll Hall of Fame celebrity with access to several networking opportunities and millions of fans across the world.

This status was achieved through the over 5,000 concerts performed and 20 million albums sold worldwide. These networks and fans have proven to be an incredible source of support for the brand. Rick Nielsen's celebrity friend, Grammy award-winning Sammy Hagar, helped launch the brand in California and through e-commerce around the United States by providing a connection to a distributor and e-commerce company; Rick's fans have supported ROCK'N Vodka by sharing the brand through social media and purchasing the product when learning about the connection. Rick is able to reach fans internationally to promote ROCK'N Vodka through his verified social media pages and through his concert tours with Cheap Trick and The Nielsen Trust. Other celebrities, both friends and fans of Rick, have helped promote the brand because of his connection to it; examples include Rachael Ray and John Cusimano featuring the product on the three-time Emmy award-winning Rachael Ray Show on national television and Eddie Trunk showcasing ROCK'N Vodka across his social platforms. The founders, Rick Nielsen, hired services, and employees have input countless hours into developing the brand. This development has led to ROCK'N

Vodka's distribution, sales, and fan base growth. The experience and education of team members allow for any type of marketing, legal work, content creation, sales, consumer and partner relationship development, and more to be accomplished in-house. This accelerates the progress of tasks and projects to completion and saves on dollars spent on outside services.

The development of the Company's official website, Wikipedia, and social media platforms have improved the search engine optimization for the brand. This makes ROCK'N Vodka more easily discoverable when not directly searching for the brand, thus generating more impressions for the brand when a consumer searches for vodkas in general or even when searching for competitors; the SEO development helps convert a competitor's consumers to a ROCK'N Vodka consumer. The Company has sales of tens of thousands of bottles and product placements in over 400 locations, including major retail locations such as Walmart, Target, Total Wine, and more. The sales have generated hundreds of thousands of dollars for the Company. The placement of ROCK'N Vodka in over 400 locations and in the major retailers gets the product to consumers and adds to the verifiability of the Company.

The Company's relationship with Hard Rock has led to product placement in multiple Hard Rock casinos across the United States, thousands of bottles in sales, and collaborations resulting in the association of ROCK'N Vodka with the well-established brand. Being featured by the Hard Rock Rockford Casino in Illinois and the Hard Rock Hollywood Casino in Florida produces thousands of impressions for ROCK'N Vodka every week that helps grow the brand. Other features include the Rockford Speedway, a NASCAR affiliate, that has made ROCK'N Vodka its exclusive vodka, and The Field of Dreams in Iowa which is set to feature ROCK'N Vodka. These features also produce thousands of impressions for the brand.

Distribution to various markets is achieved by the partnerships held with Breakthru Beverage in Illinois, Mexcor in Florida, Ben E. Keith Beverages in Texas, West Coast Craft Spirits in California, and Prime Wine and Spirits in Washington and Georgia, and MJ Liquor in British Columbia and Alberta, Canada. These partnerships allow for the distribution of products in the respective markets. Distribution is necessary for product placements in retail locations. ROCK'N Vodka's partnerships with ReserveBar and Great American Craft Spirits allow the product to be shipped across the United States, in states that permit shipment of alcohol. This makes ROCK'N Vodka more accessible to consumers around the nation, even in states where the product is not directly distributed. Nationwide shipping is increasing the sales of ROCK'N Vodka product as it is available to more consumers. Sales and revenue are increasing from year to year, $179,928 in 2021 from $113,502 in 2020. The expanding distribution and partnerships are contributing to that growth.

2) Brand Recognition Growth

The Company has participated in numerous marketing campaigns. One campaign featured ROCK'N Vodka on every Arachnid Dartboard in the United States. The Company branded the #99 car in the NASCAR XFINITY Race at Daytona, and the same decorated #99 car was available for play in NASCAR Heat 5 on PlayStation, Xbox, and PC. ROCK'N Vodka was also featured in Bellator MMA with fighter Corey Anderson. These campaigns generate impressions with different audience demographics. Through these campaigns, dartboard players, NASCAR fans, Bellator MMA fans, players of PlayStation, Xbox, and PC games, and more around the world have been reached. Many celebrities have endorsed the Company, such as Rachael Ray and John Cusimano featuring the product on the three-time Emmy award-winning Rachael Ray Show on national television and Mark Agnesi featuring the product on Gibson TV on Youtube. Others such as Kellindo and Eddie Trunk are advocating for the brand on their personal, verified social media pages. This has resulted in ROCK'N Vodka gaining international exposure to millions of people across the world.

3) IP Ownership & Other Assets

ROCK'N Vodka has various intellectual properties and assets, including a trademark of the brand, the development of a unique sugarcane vodka recipe, a discernable product appearance, related digital assets, point of sale items, and various licenses, insurances, and registrations. The ownership of these intellectual properties, such as the trademark for the brand, protects the Company's use of its assets and protects against infringement and reputation damage from another company. The licenses, insurances, and registrations allow for the distribution and protection of the Company and its product in the various markets.

The blind taste tests conducted to formulate the recipe of ROCK'N Vodka have shown that a 100% non-GMO sugarcane vodka is preferable to vodkas of other origins. These results are still observable when the product is sampled to new consumers during product demos, known as tastings, at various retailers in different markets. Artist Shannon MacDonald, who has been dubbed "The World's Greatest Beatle's Artist" by the Lord Mayor of Liverpool and the city of Liverpool, created the brand's iconic image of Rick Nielsen holding a bottle of ROCK'N Vodka. Shannon MacDonald, who was a connection from Rick Nielsen of Cheap Trick, now regularly creates artwork for the brand and helps promote the product. The title of "award-winning" was acquired by receiving the double gold and silver medals in the New York International Spirits Competition and San Francisco World Spirits Competition. Of the 1,400+ applicants in the New York International Spirits Competition, ROCK'N Vodka was one of three vodkas to win the double gold award. Awards from renowned competitions are regarded as proof of quality and good taste, and the associate of the double gold and silver awards to ROCK'N Vodka helps with the positive recognition of the brand and with promoting more sales of the product. The partnership with Rush Creek Distilling enables the production and distribution of the product by filtering, bottling, packaging, storing, and loading the ROCK'N Vodka beverage. This partnership has improved ROCK'N Vodka's production capacity by several metrics and allows the brand to focus more efforts on the marketing and sale of its products.

The brand has been covered by multiple news sites and journalists. This press further improves the SEO development and brand awareness of the Company. Unbiased articles also improve positive brand recognition. Physical billboards, window wraps, door clings, and other points of sale items have been placed throughout the current markets to advertise the brand and the product. These advertisements continue to gain impressions daily and help with the sale of products in retailers. Through product demos, distributor work withs, and international trade shows, the brand has gained numerous product placements and improved consumer sales. These events are held year-round to continue growth development for the Company. Customer leads and the Company's Illinois Licensed Beverage Association membership have also contributed to the sales of ROCK'N Vodka by giving the Company access to contacts to sell the product to.

The Market

The global vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1). A key industry trend is that vodka imports into the U.S. have been declining for the past several years which opens the market to domestic companies, especially those with established brand recognition such as ROCK'N Vodka. (2)

Additionally, a majority of the major competitor's vodkas are made from cereal grains such as corn and wheat, or starches such as potatoes, rather than from 100% non-GMO sugar cane. (3). This is a major differentiator from our competitors. On average, 100% sugarcane vodka tends to taste better and is poised to be a new market segment in the upcoming future. (4).

Conclusion

Based on the above analysis of ROCK'N Vodka's management and technology, brand recognition, current tangible and intangible assets, and market trends, we believe the pre-money valuation of $20 million is accurate and reasonable.

Source: (1)https://www.statista.com/forecasts/1139092/global-spirits-market-value (2)https://www.statista.com/statistics/466432/us-import-volume-of-vodka/ (3)https://www.statista.com/topics/3741/vodka-industry/#topicHeader__wrapper (4)https://khor.com/faq/what-is-vodka-made-from

The Company has set its valuation internally, without the use of a formal third-party evaluation.

Valuation Fully Diluted Disclaimer: The pre-money valuation has been calculated on a partially diluted basis. In making this calculation, we have assumed: (i) all shares of common stock were not considered and only currently outstanding shares of Preferred Series B are included; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  96.5%
  Advertising the offering on StartEngine will be done through social media (Facebook, Instagram, Twitter, etc.) and Google (including YouTube). The advertisements will come from ROCK'N Vodka and team member accounts.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  The marketing budget will increase to significantly reach more people through marketing in every current and future market. This budget will pay for advertisements on social media, internet websites, television, radio, and more. The exact percentage of funds may vary depending on the performance of all marketing materials.

- *Company Employment*
  35.0%
  More company representatives will be hired, including a sales and office force, to distribute responsibilities, increase productivity, and generate more sales. One sales representative is anticipated to be present in each market. The exact percentage of funds may vary depending on the necessity of any amount employees.

- *Inventory*
  20.0%
  Funds will be used to purchase more merchandise and point of sale items in bulk to improve quantity discounts. All of these items are given to accounts that purchase ROCK'N Vodka to promote sales, sold on our shop to generate income, or given to fans. The exact percentage of funds may vary depending on the necessity for any amount of inventory.

- *Operations*
  26.5%
  Travel is regular for trade shows, work withs, tastings, and other events. The budget will allow for more of these events to be done, which lead to improved sales and partner relationships. The exact percentage of funds may vary depending on the amount of events.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rocknvodkas.com/ (https://www.rocknvodkas.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rockn-vodka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BELLA RIO CONSULTING, INC

[See attached]

BELLA RIO CONSULTING, INC. DBA ROCK'N VODKA

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Bella Rio Consulting, Inc. DBA. ROCK'N Vodka
Belvidere, Illinois

We have reviewed the accompanying financial statements of Bella Rio Consulting, Inc. DBA. ROCK'N Vodka (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 31, 2022
Los Angeles, California

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA

BALANCE SHEET

(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	553	$	9,604
Total Current Assets		**553**		**9,604**
Property and Equipment, net		201		335
Total Assets	$	**754**	$	**9,940**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	66,915	$	34,770
Other Current Liabilities		979		-
Total Current Liabilities		**67,894**		**34,770**
Total Liabilities		**67,894**		**34,770**
STOCKHOLDERS EQUITY				
Common Stock		1,001		1,001
Retained Earnings/(Accumulated Deficit)		(68,141)		(25,831)
Total Stockholders' Equity		**(67,140)**		**(24,830)**
Total Liabilities and Stockholders' Equity	$	**754**	$	**9,940**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	179,928	$	113,502
Cost of Goods Sold		125,204		13,712
Gross profit		54,724		99,790
Operating expenses				
General and Administrative		67,712		75,263
Sales and Marketing		28,703		18,217
Total operating expenses		96,415		93,480
Operating Income/(Loss)		(41,691)		6,310
Interest Expense		65		228
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(41,756)		6,082
Provision/(Benefit) for income taxes		554		-
Net Income/(Net Loss)	**$**	**(42,310)**	**$**	**6,082**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock			Retained earnings/		Total Shareholder	
	Shares		Amount		(Accumulated Deficit)		Equity
Balance—December 31, 2019	1,000	**$**	**1,000**	**$**	**(31,913)**	**$**	**(30,913)**
Capital contribution			1				1
Net income/(loss)					6,082		6,082
Balance—December 31, 2020	1,000		1,001	$	(25,831)	**$**	**(24,830)**
Net income/(loss)					(42,310)		(42,310)
Balance—December 31, 2021	**1,000**	**$**	**1,001**	**$**	**(68,141)**	**$**	**(67,140)**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(42,310)	$	6,082
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		134		134
Changes in operating assets and liabilities:				
Other Current Liabilities		979		-
Net cash provided/(used) by operating activities		**(41,197)**		**6,216**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		1
Borrowing on Shareholder Loans		32,145		2,174
Net cash provided/(used) by financing activities		**32,145**		**2,175**
Change in Cash		(9,052)		8,391
Cash—beginning of year		9,604		1,214
Cash—end of year	$	**553**	$	**9,604**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	65	$	228
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Bella Rio Consulting Inc. DBA. ROCK'N Vodka was incorporated on June 29, 2015 in the state of Illinois. The financial statements of Bella Rio Consulting Inc. DBA. ROCK'N Vodka (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Belvidere, Illinois.

ROCK'N Vodka is an award-winning, 100% sugarcane vodka with Rock & Roll Hall of Fame legend Rick Nielsen of Cheap Trick as a co-owner. We are partnered with some of the most iconic brands in the world, including Hard Rock, NASCAR, Arachnid, and more. Our products are gluten-free, non-GMO, organic, and made with no sugar added after the distilling process. We are distributed in multiple state-wide territories and provinces including Washington, California, Illinois, Texas, Georgia, Florida, British Columbia, and Alberta. ROCK'N Vodka is sold to restaurants, bars, and retail stores in every distribution area, and is available to be shipped through e-commerce by ReserveBar and Great American Craft Spirits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Bella Rio Consulting Inc. DBA. ROCK'N Vodka is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when the delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its vodka products.

Cost of sales

Costs of goods sold include the cost of goods sold, ingredients, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $28,703 and $18,217, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Tax Payable	979	-
Total Other Current Liabilities	$ 979	$ -

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021		2020	
Equipment	$	1,500	$	1,500
Property and Equipment, at Cost		1,500		1,500
Accumulated depreciation		(1,299)		(1,165)
Property and Equipment, Net	$	201	$	335

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $134 and $134, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 1,000 shares have been issued and are outstanding.

6. DEBT

Owner Loans

During the years presented, the company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021			For the Year Ended December 2020		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan Payable- Isabelle E. Roiniotis	$ 24,812	AFR	No set maturity	$ 24,812		$ 24,812	$ 16,885		$ 16,885
Loan Payable- Andy Roiniotis	$ 24,812	AFR	No set maturity	$ 24,812		$ 24,812	$ 16,885		$ 16,885
Loan Payable- Denny Trakas	$ 17,291	AFR	No set maturity	17,291		17,291	999		999
Total				$ 66,915	$ -	$ 66,915	$ 34,770	$ -	$ 34,770

Since there is no maturity date set and the loans will be paid back as needed or when possible, the loan was classified as current.

7. RELATED PARTY

During the past period, the Company borrowed money from the owners. The loan bears an interest rate equal to the Applicable Federal Rate. Since there is no maturity date set and the loans will be paid back as needed or when possible, the loan was classified as current. As of December 31, 2021, and December 31, 2020, the outstanding balances of the loan are in the aggregate amount of $66,915 and 34,770, respectively.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 31, 2022, which is the date the financial statements were available to be issued.

The company submitted a conversion from an S-Corporation to a C-Corporation to the Internal Revenue Service, which was confirmed to be received on March 10, 2022.

By action of the Board of Directors and approval of the shareholders, the officers of Bella Rio are authorized to issue 2,000 Certificated Shares from Bella Rio's current authorized shares to the Karen R. Nielsen Trust dated February 14, 2012, in the form of Bella Rio Stock Certificate No. 4. Once issued and placed upon the books and records of Bella Rio, the Karen R. Nielsen Trust dated February 14, 2012, will have the right to exchange Bella Rio Stock Certificate No. 4 representing 2,000 shares of Bella Rio for six million certificated Special Series A shares in Bella Rio. This was finalized on March 2, 2022.

The remaining 6,000 authorized, unissued Bella Rio shares shall be increased consistent with the Articles of Amendment to two million authorized, unissued Special Series B shares. These 2 million authorized, unissued Special Series B Bella Rio shares shall be designated as Special Series B shares for marketing, sale, and transfer subject to the terms and conditions agreed to by Bella Rio's Board of Directors including, but not limited to, under the terms of any contracts or agreements with StartEngine Primary, LLC ("StartEngine").

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $41,691, an operating cash flow loss of $41,197, and liquid assets in cash of $553, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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www.StartEngine.com Is A Website Owned By StartEngine Crowdfunding, Inc. And Operated By StartEngine Crowdfunding And Its Wholly Owned-Subsidiary, StartEngine Capital, LLC, Located At 700 N San Vicente Blvd., 7th Floor Green Building, Los Angeles, CA 90069. StartEngine Crowdfunding Is A Not A Broker-Dealer, Funding Portal Or Investment Adviser. StartEngine Capital, LLC Is A Funding Portal Registered Here With The US Securities And Exchange Commission (SEC) And Here As A Member Of The Financial Industry Regulatory Authority (FINRA). By Accessing This Site And Any Pages On This Site, You Agree To Be Bound By Our Terms Of Use And Privacy Policy, As May Be Amended From Time To Time Without Notice Or Liability.

Investment Opportunities Posted And Accessible Through The Site Are Of Three Types

1.Regulation A Offerings (JOBS Act Title IV; Known As Regulation A+), Which Are Offered To Non-Accredited And Accredited Investors Alike. No Broker-Dealer, Funding Portal Or Investment Adviser Is Involved In These Offerings. These Offerings Are Made Through StartEngine Crowdfunding, Inc. 2. Regulation D Offerings (506(C)), Which Are Offered Only To Accredited Investors. No Broker-Dealer, Funding Portal, Or Investment Adviser Is Involved In These Offerings. These Offerings Are Made Through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding Offerings (JOBS Act Title III), Which Are Offered To Non-Accredited And Accredited Investors Alike. These Offerings Are Made Through StartEngine Capital, LLC. Some Of These Offerings Are Open To The General Public, However There Are Important Differences And Risks. You Can Learn More In Our Learn Section.

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Investment Opportunities Posted And Accessible Through The Site Will Not Be Offered To Canadian Resident Investors.

Potential Investors Are Strongly Advised To Consult Their Legal, Tax And Financial Advisors Before Investing. The Securities Offered On This Site Are Not Offered In Jurisdictions Where Public Solicitation Of Offerings Are Not Permitted; It Is Solely Your Responsibility To Comply With The Laws And Regulations Of Your Country Of Residence.

California Investors Only: Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Main Campaign Video</u>

You're invited to join ROCK'N Vodka. I like the independent companies and restaurants and guitar makers. I like somebody that's like creating something as like cheap trick and it's like, well, you know, we're. We're not unique, but we're unique and we're not, we're not the only one, but we're the only one that's us. So when I heard about ROCK'N Vodka, it's not like attaching to some known product. There's plenty of companies that make spirits, you know, all kinds of things was like, this is our stuff.

It's bottled right here near my hometown but expanding around the world. It's like, that's what, that's what I've done. We decided to start our own vodka because it's the number one drink in America right now, but we decided to go a little different, uh, we chose sugar cane as our base, so it's a non-GMO. Gluten-free is very rare.

There are very few sugarcane vodkas in the entire world. We won two awards, double gold in the New York world spirit competition. That's where forty perfect strangers from around the world in a blind taste test, all chose ROCK'N Vodka as their favorite spirit.

We opened for Queen in 1977. Before our first record came out. That's where it really gave us a good boost. And Roger Taylor, the drummer, he took me to a place called Nikita's in London. It was a vodka-only place we had the best time there. So years later, I meet Andy and he says, introduces me to this. And it was like yes, It's signaled to me a great time from years past.

Why not carry it on to the future? That's basically why I said yes, immediately. Available in California, Illinois, Texas, Florida, Georgia and Washington. So with Breakthru, what you get is the largest distributor in Illinois. They have infrastructure that touches every liquor license in the entire state. We're distributed in Texas with Ben E. Keith. Our partnerships include hard rock, Walmart, Twins, specs, goody goody, total wine, target, Woodman's, Schnucks, Hy Vees, and Neimann markets and more.

We're also available in many of the states in the U.S. through Great American Craft Spirits, or you can go to the ReserveBar.com and you can definitely find our product for shipping right to your doorstep.

This, this is what's beautiful. These things. Next time I go scuba diving, I'm using these. So this is where all the magic happens. This is where it ROCK'N Vodka gets bottled. The water source comes from Harvard, Illinois. And of course, we add the ingredients of Rick Nielsen to the, to the package. And the mojo is here.

The mojo is here. It's the craft finishing process here that makes all the flavors come together for that smooth and really beautiful blended taste. So I was just going to say that. The distillery offered to us, uh, like corn and wheat, corn mixed with wheat kind of variations. And they offered us the wheat mixed with the sugarcane.

Hey, get that wheat out of there. And let's see if we could just do a 100% sugar cane. We can do

it. We'll do it. Then when the distiller, uh, actually gave us the final product that said, here's your 100% non-GMO sugar cane. We knew right there. That that was the one.

I think ROCK'N Vodka is a great opportunity because it's such a rare type of vodka. It's a sugar cane, very few in the entire world. It's award-winning, trademark approved. Of course, we can't forget that we're also partnered with rock and roll hall of fame legend Rick Nielsen from Cheap Trick. What we've done so far in such a short period of time during a pandemic. I mean, we've been featured on the Rachael Ray show.

We have also been featured on Arachnid dartboards throughout the nation. You can drive the ROCK'N Vodka car on PlayStation, Xbox, PC, all over the world. We're already in over 400 retailers, bars, and restaurants all over the nation and in parts of Canada.

And here you are. That's pretty lucky stuff. That's pretty cool.

Check out our offering on StartEngine.com.

Additional Video

I'm Rick Nielsen, invest in ROCK'N Vodka now.

Check us out at startengine.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



OFFICE OF THE SECRETARY OF STATE

JESSE WHITE-Secretary of State

7024-972-3
APRIL 1, 2022

JASON H. ROCK
6833 STALTER DRIVE
ROCKFORD, IL 61108

RE BELLA RIO CONSULTING, INC.

DEAR SIR OR MADAM:

ENCLOSED YOU WILL FIND THE ARTICLES OF AMENDMENT FOR THE ABOVE NAMED
CORPORATION.

FEES IN THIS CONNECTION HAVE BEEN RECEIVED AND CREDITED.

SINCERELY,

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
CORPORATION DIVISION
TELEPHONE (217) 782-6961

FORM **BCA 10.30** (rev Dec 2003)
ARTICLES OF AMENDMENT
Business Corporation Act

Secretary of State
Department of Business Services
501 S Second St , Rm 350
Springfield, IL 62756
217-782-1832
www ilsos gov



C00443996

FILED

APR 01 2022

JESSE WHITE
SECRETARY OF STATE

FILE #: 70249723
MAP
FEE: $50.00

File # 70249723 **Filing Fee $50** Approved ________

---- Submit in duplicate ---- Type or Print clearly in black ink ---- Do not write above this line ----

1 Corporate Name (**See Note 1 on page 4.**) Bella Rio Consulting, Inc.

2 Manner of Adoption of Amendment
The following amendment to the Articles of Incorporation was adopted on March 31 (Month Day), 2022 (Year) in the manner indicated below

Mark an "X" in one box only

- ☐ By a majority of the incorporators, provided no directors were named in the Articles of Incorporation and no directors have been elected (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10 10 the Corporation having issued no shares as of the time of adoption of this amendment (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10 15, shares having been issued but shareholder action not being required for the adoption of the amendment (**See Note 3 on page 4**)
- ☐ By the shareholders, in accordance with Section 10 20, a resolution of the board of directors having been duly adopted and submitted to the shareholders At a meeting of shareholders, not less than the minimum number of votes required by statute and by the Articles of Incorporation were voted in favor of the amendment (**See Note 4 on page 4**)
- ☑ By the shareholders, in accordance with Sections 10 20 and 7 10, a resolution of the board of directors having been duly adopted and submitted to the shareholders A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the Articles of Incorporation Shareholders who have not consented in writing have been given notice in accordance with Section 7 10 (**See Notes 4 and 5 on page 4.**)
- ☐ By the shareholders, in accordance with Section 10 20, a resolution of the board of directors having been duly adopted and submitted to the shareholders A consent in writing has been signed by all the shareholders entitled to vote on this amendment (**See Note 5 on page 4**)

3 Text of Amendment
a When amendment effects a name change, insert the New Corporate Name below Use page 2 for all other amendments
Article I Name of the Corporation ______________________________
New Name

(All changes other than name include on page 2.)

Printed by authority of the State of Illinois January 2015 - 1 - C 173 15

sk
KDM

Text of Amendment

b If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety
For more space, attach additional sheets of this size.

Article 4 of the Articles of Incorporation is amended as follows

4 Paragraph 1 - Authorized Shares, Issued Shares and Consideration Received

Class	Par Value	Number of Shares Authorized
COMMON	0 0000	12,000,000
PREFERRED SERIES A	0 0000	6,000,000
PREFERRED SERIES B	0 0000	2,000,000

Paragraph 2 - The preferences, qualifications, limitations and special or relative rights in respect of the shares of each class are

COMMON shareholders will have full and exclusive voting rights under the Illinois Business Corporations Act of 1983, as amended from time to time, the Bella Rio By-Laws, as amended from time to time, and Illinois law   The Common shares will have no par value   The transfer and sale of all Common shares remain subject to, restricted by and limited under the terms of a certain Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof

PREFERRED SERIES A shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner The Preferred Series A shares will have no par value   The transfer and sale of all Preferred Series A shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof   Special Series A shares cannot be sold, transferred, gifted or assigned for a period of twelve months from the date of issuance unless otherwise authorized by unanimous vote of the Bella Rio Board of Directors

PREFERRED SERIES B shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner The Preferred Series B shares will have no par value   The transfer and sale of all Preferred Series B shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof   Preferred Series B shares of Bella Rio may be purchased, sold and transferred without restriction or limitation except with regard to terms and conditions set forth by StartEngine for Bella Rio Preferred Series B shares sold pursuant to any written agreement between Bella Rio and StartEngine

4   The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows (If not applicable, insert "No change")

No change

5   a   The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital is as follows (if not applicable, insert "No change")
(Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts)

No change

b   The amount of paid-in capital as changed by this amendment is as follows (if not applicable, insert "No change")
(Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts)
(See Note 6 on page 4.)

	Before Amendment	After Amendment
Paid-in Capital	$_____ No change	$_____ No change

Complete either Item 6 or Item 7 below. All signatures must be in BLACK INK.

6   The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct

Dated _____ March 30 _____, 2022 _____   Bella Rio Consulting, Inc
                   Month & Day   Year   Exact Name of Corporation



Any Authorized Officer's Signature

Isabelle Roiniotis, President
Name and Title (type or print)

7   If amendment is authorized pursuant to Section 10 10 by the incorporators, the incorporators must sign below, and type or print name and title

OR

If amendment is authorized by the directors pursuant to Section 10 10 and there are no officers, a majority of the directors, or such directors as may be designated by the board, must sign below, and type or print name and title

The undersigned affirms, under penalties of perjury, that the facts stated herein are true and correct

Dated _____, _____
          Month & Day   Year

_____   _____

_____   _____

_____   _____